INOTEK PHARMACEUTICALS CORPORATION

91 Hartwell Avenue

Lexington, MA 02421

April 12, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inotek Pharmaceuticals Corporation

Registration Statement on Form S-3

File No. 333- 210585

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Inotek Pharmaceuticals Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-210585) (the “Registration Statement”), so that it may become effective at 9:00 a.m. Eastern Time on April 14, 2016, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Inotek Pharmaceuticals Corporation

By:	/s/ David P. Southwell
Name: Title:	David P. Southwell President and Chief Executive Officer

Cc:	Mitchell S. Bloom, Esq. (Goodwin Procter LLP)

Edwin O’Connor, Esq. (Goodwin Procter LLP)